Exhibit 99.2

Colliers International Group Inc. First Quarter 2020 Financial Results April 28, 2020 Colliers International Group Inc. Third Quarter 2020 Financial Results October 27, 2020

Forward - Looking Statements This presentation includes or may include forward - looking statements . Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations . These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements . Such factors include : economic conditions, especially as they relate to commercial and consumer credit conditions and business spending ; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions ; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses ; competition in markets served by the Company ; labor shortages or increases in commission, wage and benefit costs ; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees ; disruptions or security failures in information technology systems ; a change in or loss of our relationship with GSEs, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans ; a default on loans originated under the Fannie Mae Delegated Underwriting and ServicingTM DUS Program could materially affect our profitability as we are subject to sharing up to one - third of incurred losses ; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities . Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31 , 2019 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www . sedar . com) and other periodic filings with Canadian and US securities regulators . Forward looking statements contained in this presentation are made as of the date hereof and are subject to change . All forward - looking statements in this press release are qualified by these cautionary statements . Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise . Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS . Please refer to Appendix for reconciliations to GAAP measures .

Third Quarter 2020 Results 3 Highlights 3 Resilience during the pandemic • Better than expected results despite the continuing impact of the pandemic • Continued growth from recurring services • Proven track record, highly diversified and balanced business, strong balance sheet, unique corporate culture and significant inside ownership Other highlights • Completed acquisitions of Maser Consulting and Colliers Nashville USD LC (1) Revenue 692.3 736.9 -6% -7% Adjusted EBITDA 92.1 84.3 9% 8% Adjusted EBITDA Margin 13.3% 11.4% Adjusted EPS 1.08 1.04 4% GAAP Operating Earnings 52.1 48.2 8% GAAP Operating Earnings Margin 7.5% 6.5% GAAP EPS 0.52 0.74 -30% USD LC (1) Revenue 1,873.1 2,117.5 -12% -11% Adjusted EBITDA 206.5 215.2 -4% -3% Adjusted EBITDA Margin 11.0% 10.2% Adjusted EPS 2.35 2.65 -11% GAAP Operating Earnings 85.1 118.8 -28% GAAP Operating Earnings Margin 4.5% 5.6% GAAP EPS 0.38 1.37 -72% Three months ended September 30, 2020 Q3 2020 Q3 2019 %Change Nine months ended September 30, 2020 YTD 2020 YTD 2019 % Change (US$ millions, except per share amounts) 1 LC refers to Local Currency

Third Quarter Consolidated Revenues 4 (US$ millions) 169.7 218.8 165.6 200.5 315.3 277.7 41.7 39.9 692.3 736.9 2020 2019 % Change over Q3 2019 USD LC Investment Management 5% 4% Outsourcing & Advisory 14% 11% Capital Markets -17% -18% Leasing -22% -23% Total -6% -7% Revenue Mix Q3 2020 Q3 2019 Investment Management 6% 5% Outsourcing & Advisory 46% 38% Capital Markets 24% 27% Leasing 24% 30% Total 100% 100% Q3 Revenues Leasing Capital Markets Outsourcing & Advisory Investment Management LC Internal Growth -19%

Third Quarter Geographic Split 5 (US$ millions) 1 Q3 2020 GAAP Operating Earnings: $40.4M Americas, $(1.4)M EMEA, $8.5M Asia Pacific, $7.9M Investment Management 2 Q3 2019 GAAP Operating Earnings: $26.5M Americas, $5.1M EMEA, $17.2M Asia Pacific, $9.3M Investment Management 61% 17% 16% 6% Americas 422.6 EMEA 117.4 Asia Pacific 110.5 Investment Management 41.7 60% 14% 17% Americas 54.6 EMEA 7.7 Asia Pacific 12.8 Investment Management 15.3 9% 45% 18% 22% Americas 38.8 EMEA 12.6 Asia Pacific 18.6 Investment Management 15.9 15% 58% 19% 18% 5% Americas 424.3 EMEA 138.8 Asia Pacific 133.5 Investment Management 39.9 Q3 2020 Revenues Q3 2020 Adjusted EBITDA 1 Q3 2019 Revenues Q3 2019 Adjusted EBITDA 2

Americas (US$ millions) GAAP Operating Earnings: Q3 2020 $40.4M at 9.6% margin; Q3 2019 $26.5M at 6.2% margin USD LC Revenue Growth 0% 0% • Revenue was flat in the quarter • Lower Leasing and Capital Markets revenues offset by strong Outsourcing & Advisory activity • Outsourcing & Advisory and Capital Markets included incremental revenues from Colliers Mortgage and Maser Consulting acquisitions • Margin increase from acquisitions and cost savings implemented in the early stages of the pandemic 54.6 38.8 12.9% 9.1% Q3 2020 Q3 2019 129.8 159.5 110.2 117.2 182.6 147.5 422.6 424.3 Q3 2020 Q3 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory 6

USD LC Revenue Growth -15% -19% EMEA 7 (US$ millions) GAAP Operating Earnings: Q3 2020 ($1.4M) at (1.2%) margin; Q3 2019 $5.1M at 3.7% margin • Revenue declined 19% in local currency • Capital Markets and Leasing most impacted, particularly in the UK and Germany 7.7 12.6 6.5% 9.1% Q3 2020 Q3 2019 23.2 30.0 27.6 41.6 66.6 67.2 117.4 138.8 Q3 2020 Q3 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory

USD LC Revenue Growth -17% -23% Asia Pacific 8 (US$ millions) GAAP Operating Earnings: Q3 2020 $8.5M at 7.7% margin; Q3 2019 $17.2M at 12.9% margin • Revenue declined by 23% in local currency on lower Leasing and Capital Markets activity • Outsourcing & Advisory revenues were up slightly in the quarter 12.8 18.6 11.5% 13.9% Q3 2020 Q3 2019 16.6 29.2 27.8 41.7 66.0 62.6 110.5 133.5 Q3 2020 Q3 2019 Revenue Adjusted EBITDA and Margin Leasing Capital Markets Outsourcing & Advisory

USD LC Revenue Growth 5% 4% Investment Management 9 (US$ millions) GAAP Operating Earnings: Q3 2020 $7.9M at 19.0% margin; Q3 2019 $9.3M at 23.3% margin • Revenue up 4% in LC • Pass - through revenue from historical carried interest represented $1.9 million for the third quarter versus $0.5 million in the prior year quarter • $36.2 billion of AUM (up 1% from $35.7 billion at June 30, 2020 and up 18% from $30.6 billion at September 30, 2019) 15.3 15.9 36.6% 39.9% Q3 2020 Q3 2019 41.7 39.9 Q3 2020 Q3 2019 Revenue Adjusted EBITDA and Margin

(US$ millions) Balance Sheet & Liquidity • Conservative financial profile with leverage ratio of 1 . 5 x at September 30 , 2020 • Debt agreements permit maximum leverage ratio of 3 . 5 x • $ 606 million of unused credit under revolving credit facility maturing in April 2024 • May 2020 issuance of Convertible Notes further strengthens balance sheet (considered equity for leverage ratio) • Capital expenditures expected at $ 40 - $ 50 million for 2020 Cash $ 129.2 $ 115.0 $ 101.7 Total Debt 643.9 611.4 610.9 Net Debt $ 514.7 $ 496.4 $ 509.2 Convertible Notes 223.7 0.0 0.0 Redeemable non-controlling interests 431.2 359.2 323.4 Shareholders' equity 532.4 517.3 457.1 Total capitalization $ 1,702.0 $ 1,372.9 $ 1,289.7 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 1.5x 1.4x 1.5x Capital Expenditures $ 29.5 $ 31.3 Acquisition Spend (2) $ 240.2 $ 44.6 Nine months ended September 30, 2020 September 30, 2019 September 30, 2020 December 31, 2019 September 30, 2019 1 Net debt for financial leverage ratio excludes restricted cash, warehouse lines of credit and convertible notes, in accordanc e w ith debt agreements. 2 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Highlights 10

Impact of COVID - 19 Pandemic • Working assumption previously provided updated to reflect stronger than expected operating results for the third quarter • This working assumption is based on the best available information and is subject to change based on numerous macroeconomic, health, social, geo - political and related factors . • Significant steps taken to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs ; May take further cost reduction measures in future quarters . Previous Updated Revenue - 10% to - 20% - 10% to - 15% Adjusted EBITDA - 15% to - 25% - 10% to - 15% 11 Working assumption for full year 2020 (relative to 2019)

Colliers International Group Inc. First Quarter 2020 Financial Results April 28, 2020 Appendix Reconciliation of non - GAAP measures

1 3 Reconciliation of net earnings to adjusted EBITDA Appendix (US$ thousands) Net earnings $ 31,979 $ 28,673 $ 44,921 $ 69,711 Income tax 11,740 12,868 19,066 27,270 Other income, net (509) (663) (1,479) (985) Interest expense, net 8,864 7,298 22,627 22,775 Operating earnings 52,074 48,176 85,135 118,771 Depreciation and amortization 36,281 22,835 87,111 69,281 Gains attributable to MSRs (6,888) - (7,397) - Equity income from non-consolidated entites 482 - 1,451 - Acquisition-related items 4,965 8,867 11,499 18,765 Restructuring costs 3,374 2,826 22,681 3,141 Stock-based compensation expense 1,832 1,558 6,056 5,199 Adjusted EBITDA $ 92,120 $ 84,262 $ 206,536 $ 215,157 Three months ended Nine months ended September 30, 2020 September 30, 2019 September 30, 2020 September 30, 2019 13

1 4 Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS Appendix (US$ thousands) Net earnings $ 31,979 $ 28,673 $ 44,921 $ 69,711 Non-controlling interest share of earnings (6,264) (6,069) (13,906) (13,900) Interest on Convertible Notes 2,314 - 3,373 - Amortization of intangible assets 25,912 14,878 59,013 44,835 Gains attributable to MSRs (6,888) - (7,397) - Acquisition-related items 4,965 8,867 11,499 18,765 Restructuring costs 3,374 2,826 22,681 3,141 Stock-based compensation expense 1,832 1,558 6,056 5,199 Income tax on adjustments (6,988) (6,524) (20,235) (14,740) Non-controlling interest on adjustments (2,625) (2,507) (7,222) (7,099) Adjusted net earnings $ 47,611 $ 41,702 $ 98,783 $ 105,912 (US$) Diluted net (loss) earnings per common share $ 0.52 $ 0.74 $ 0.43 $ 1.37 Non-controlling interest redemption increment 0.10 (0.18) 0.37 0.02 Amortization expense, net of tax 0.38 0.23 0.88 0.69 Gains attributable to MSRs, net of tax (0.12) - (0.14) - Acquisition-related items 0.10 0.16 0.27 0.38 Restructuring costs, net of tax 0.06 0.05 0.40 0.06 Stock-based compensation expense, net of tax 0.04 0.04 0.14 0.13 Adjusted EPS $ 1.08 $ 1.04 $ 2.35 $ 2.65 Diluted weighted average shares for Adjusted EPS (thousands) 44,181 40,029 42,075 39,938 Three months ended Nine months ended September 30, 2020 September 30, 2019 September 30, 2020 September 30, 2019 Three months ended Nine months ended September 30, 2020 September 30, 2019 September 30, 2020 September 30, 2019 14 Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020.